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PRESS RELEASE                             FOR FURTHER   DAVID M. GADDIS
IMMEDIATE RELEASE                         INFORMATION:  PRESIDENT & CEO
APRIL 27, 2001                                          FVNB CORP.
                                                        361-572-6500


                  FVNB CORP. PROPOSES GOING PRIVATE TRANSACTION

VICTORIA, TEXAS--The Board of Directors of FVNB Corp. (Nasdaq:FVNB) announced today the postponement of the Annual Meeting of Shareholders of the company to a date to be determined so that the shareholders may consider a proposal for a "going private" transaction as an agenda item for shareholder approval at the meeting. It is anticipated the annual meeting will be held the week of June 18, 2001.

Under the terms of the proposed transaction it is anticipated that approximately 316,000 shares, representing approximately 13.3% of the company's common stock, would be converted into the right to receive cash. Shareholders owning less than 2,000 shares of the company's common stock would be entitled to receive cash of $45.00 per share for all of their shares. The closing price of FVNB's common stock on April 26, 2001, the day before this transaction was initially announced, was $34.85. Shareholders owning 2,000 shares or more would continue to hold their shares. The transaction will be structured as a merger with a wholly-owned subsidiary and will be subject to approval by the affirmative vote of the holders of at least two-thirds of the company's shares of record as of April 23, 2001.

The proposed transaction is anticipated to reduce the number of shareholders of record from approximately 611 to approximately 100 shareholders. As a result, FVNB would terminate the registration of FVNB's common stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended, and cause the common stock to cease to be listed and traded on the NASDAQ National Market System. It is anticipated that FVNB will achieve cost savings through the deregistration and delisting of the company's common stock. Further, the Board of Directors believes the transaction is consistent with the company's vision of maintaining an independent banking strategy.

Details of the transaction may be found in FVNB's Preliminary Proxy Statement filed today with the Securities and Exchange Commission. A copy of the Preliminary Proxy Statement may be downloaded from the Internet at no charge from FREEEDGAR, a real time access to SEC filings site located at HTTP://WWW.FREEEDGAR.COM.

FVNB Corp. is a financial holding company whose principal operating subsidiaries are First Victoria National Bank, with locations in Victoria, Port Lavaca, Taft, Edna, and Ganado, Texas; Citizens Bank of Texas N.A., with locations in New Waverly, Huntsville, and The Woodlands, Texas; and Citizens Insurance Agency of Texas, Inc. As of March 31, 2001, total consolidated assets of the Company were approximately $750 million and consolidated equity capital was approximately $70 million.

["Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts contain forward looking information with respect to plans projections or future performance of the Company, the occurrence of which involve certain risks and uncertainties detailed in the Company's filings with the Securities Exchange Commission.]

                        [Subsidiary Banks, Members FDIC.]